FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated June 25, 2002, announcing the extension of the expiration date for the exchange offer and the results of rStar's annual meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: Yoav Leibovitch
Yoav Leibovitch
Chief Financial Officer

Dated: June 27, 2002

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BW2736 JUN 25,2002 15:04 PACIFIC 18:04 EASTERN

(BW)(GILAT-SATELLITE/RSTAR)(GILTF)(RSTR) rStar Corporation and Gilat Satellite Networks Ltd. Announce Extension of Expiration Date for Exchange Offer and Results of rStar's Annual Meeting

Business Editors

SAN RAMON, Calif. & PETAH TIKVA, Israel--(BUSINESS WIRE)--June 25, 2002--

End of the Temporary Suspension of Exchange Offer; rStar Stockholders Approve Proposed Acquisition of StarBand Latin America

rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today the end of the temporary suspension of the exchange offer for shares of rStar common stock.

rStar and Gilat resumed the exchange offer with the mailing to rStar stockholders of the updated Offer to Exchange, dated June 25, 2002, containing Gilat's audited financial statements for the fiscal year ended 2001. rStar and Gilat also announced that the expiration date for the exchange offer has been extended to 12:00 Midnight, New York City time, Thursday, July 25, 2002. The expiration date for the exchange offer is subject to further extensions.

rStar and Gilat commenced the exchange offer on March 28, 2002. However, in accordance with applicable SEC rules and regulations, the exchange offer was temporarily suspended on April 1, 2002 until such time as rStar stockholders were provided with an updated Offer to Exchange containing Gilat's audited financial statements for the fiscal year ended December 31, 2001. These financial statements are contained in the updated Offer to Exchange dated June 25, 2002. Accordingly, with the mailing of the Offer to Exchange dated June 25, 2002 and a revised Letter of Transmittal to rStar stockholders, rStar and Gilat have resumed the exchange offer for shares of rStar common stock. Tenders of shares of rStar common stock before the July 25, 2002 expiration date will now be accepted by the exchange agent.

rStar stockholders are advised that the Offer to Exchange dated June 25, 2002 contains updated information concerning Gilat, including Gilat's financials statements and risk factors, and should be referred to instead of the Offer to Exchange dated March 28, 2002.

Gilat and rStar also announced that at rStar's Annual Meeting held on April 30, 2002, stockholders approved, among other things, the proposed acquisition by rStar of StarBand Latin America from Gilat. The closing of rStar's proposed acquisition of StarBand Latin America is expected to take place contemporaneously with the expiration of the exchange offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Exchange and related materials that rStar and Gilat mails to rStar's stockholders. rStar stockholders should read those materials carefully because they contain important information, including the various terms and conditions to the exchange offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster(a) 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, upon closing and following regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP (TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. ((a)SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About rStar Corporation

rStar (Nasdaq: RSTR) through its rStar Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

Important Legal Information

This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the exchange offer. Gilat has filed a post-effective amendment to its registration statement, of which the updated Offer to Exchange dated June 25, 2002 is a part, and rStar and Gilat have also filed an amended tender offer statement reflecting the resumption of the exchange offer and the distribution of the updated Offer to Exchange. The post-effective amendment to the registration statement and tender offer statement were originally filed with the U.S. Securities and Exchange Commission on June 25, 2002 and February 14, 2002, respectively. We advise all security holders to read the post-effective amendment to the registration statement and amended tender offer statement because they contain important information. You can obtain the Gilat post-effective amendment to the registration statement, of which the Offer to Exchange is a part, the rStar and Gilat tender offer statement, and other filed documents for free at the Securities and Exchange Commission's website (www.sec.gov). You can also obtain such documents for free from rStar or Gilat.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission.

The safe-harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to forward-looking statements made in the context of the exchange offer for rStar shares.

--30--ah/ny*

CONTACT: Gilat Satellite Networks, McLean
Tim Perrott, 703/848-1515
Tim.Perrott@spacenet.com
or
RFBinder Partners Inc., New York
Gilat Investor Relations:
Magda Gagliano, 212/994-7549
Magda.Gagliano@RFBinder.com
or
rStar Corporation, San Ramon
Juleen Murray, 925/543-9239
jmurray@rstar.com
or
Pondel/Wilkinson Group, Los Angeles

iStar Investor Relations:
Cecilia A. Wilkinson or Julie MacMedan, 310/207-9300
investor@pondel.com

KEYWORD: CALIFORNIA INTERNATIONAL AFRICA/MIDDLE EAST ISRAEL
INDUSTRY KEYWORD: NETWORKING TELECOMMUNICATIONS
SOURCE: Gilat Satellite Networks